UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

FOR IMMEDIATE RELEASE

Bladex leads successful syndication of a US$70 million 5-Year Senior Secured

Amortizing Term Loan for Favorita (Ecuador)

Panama City, Republic of Panama, October 3, 2017 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or “the Bank”; NYSE: BLX) announced the closing of a US$70 million, five year, syndicated loan in favor of Favorita FruitCo. Ltd. (“Favorita”), a leading Ecuadorian agribusiness conglomerate with diversified business activities including bananas, dairy, and fertilizers.

Bladex was the Sole Lead Arranger and Bookrunner of the transaction, and will act as the Administrative and Collateral Agent.

The loan was launched in August and received strong support from several financial institutions based in Panama, Central America and the Caribbean. Proceeds of the loan will be used to improve the company’s debt maturity profile and finance its ongoing expansion. It was 1.7 times oversubscribed, which allowed Favorita to upsize the facility amount to US$70 million from its original target of US$61.2 million.

Felipe Suarez, Bladex’s Head of Loan Structuring and Distribution, stated: “We are very pleased with the structuring and syndication of the second international loan facility for Favorita. It provides long term financing and strengthens the existing banking relationships."

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, also counts with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (ticker symbol: BLX), since 1992, and its shareholders include: central banks, state-owned banks and entities representing 23 Latin American countries, commercial banks and financial institutions; and institutional and retail investors through its public listing.

For further information, please access Bladex’s website at www.bladex.com or contact:

Irma Garrido Arango - Senior Vicepresident, Corporate Development and Investor Relations

E-mail address: igarrido@bladex.com, Tel.: (+507) 210-8559

Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama